Quality Distribution, Inc.

4041 Park Oaks Boulevard, Suite 200

Tampa, Florida 33610

August 21, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Quality Distribution, Inc.
Registration Statement on Form S-3 (File No. 333-135676)
Filed July 10, 2006
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Quality Distribution, Inc., a Florida corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-3 (Registration No. 333-135676), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 10, 2006. The Registration Statement was declared effective on October 11, 2006.

As a result of the successful completion of the merger of the Company and Gruden Merger Sub, Inc., a Florida corporation and a subsidiary of Gruden Acquisition, Inc. a Delaware corporation, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions or comments or require further information, please do not hesitate to email me at jtroy@qualitydistribution.com. Thank you for your assistance in this matter.

Very truly yours,
Quality Distribution, Inc.

By:	/s/ Joseph J. Troy
Name:	Joseph J. Troy
Title:	Executive Vice President and Chief Financial Officer